SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

AVIVA PLC ("Aviva")

Disclosure of Issued Shares Pursuant to Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), Aviva confirms that as at the close of business on 21 November 2014 it had 2,947,774,242 ordinary shares of 25 pence each in issue and admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number ("ISIN") GB0002162385. No shares are held in Treasury.

Aviva has an American Depositary Receipts ("ADR") programme for which Citibank Shareholder Services acts as Depositary. One ADR represents 2 ordinary shares of Aviva. The ADRs trade on the New York Stock Exchange. The trading symbol for these securities is AV. and the ISIN is US05382A1043.

The total number of shares attracting voting rights in Aviva is therefore 2,947,774,242. This figure may be used by shareholders to determine the percentage of issued share capital they hold in Aviva.

Enquiries

Aviva
Colin Simpson - Investor Relations Director                                               +44 (0) 20 7662 8115

Finsbury (PR adviser to Aviva)
Conor McClafferty                                                                                           +44 (0) 20 7251 3801

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 November, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary